SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of April, 2000


                                 AMDOCS LIMITED

                           Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                           FORM 20 F    X            FORM 40 F
                                      -----                    ----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                           YES                                NO   X

ITEM 2.  ACQUISITION OR DISPOSITION OF ASSETS


                  On April 5, 2000, pursuant to a Combination Agreement, dated as of February 28, 2000 (the "Combination Agreement"), by and among Amdocs Limited, a Guernsey corporation ("Amdocs"), Amdocs (Denmark) ApS., a Danish corporation., Amdocs Holdings ULC, a Nova Scotia unlimited liability company and Solect Technology Group Inc., a New Brunswick corporation ("Solect"), Amdocs acquired Solect.

                   The acquisition was completed by means of a business combination in which each outstanding share of Solect was converted into the right to receive .57281 (the "Exchange Ratio") shares of Solect exchangeable shares ("Exchangeable Shares") exchangeable at any time for Amdocs ordinary shares ("Ordinary Shares") and each outstanding option to purchase Solect common shares was converted into an option ("Options") to purchase Ordinary Shares, with appropriate adjustments to the number of shares and exercise price based on the Exchange Ratio. An aggregate of 15.5 million Ordinary Shares are issuable upon the exchange of Exchangeable Shares and Options. Certain shareholders representing over 80% of Solect's outstanding share capital have agreed not to sell portions of their shares in Amdocs for periods ranging from three months to one year following the closing of the acquisition.

                  Attached as Exhibit 99.1 and incorporated herein by reference in its entirety is a copy of the press release dated April 6, 2000.

ITEM 7.  FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION
         AND EXHIBITS

                  The financial statements of Solect and the unaudited pro forma condensed consolidated financial information are not included in this report. Such financial information will be filed by amendment not later than June 5, 2000.

                                    EXHIBITS

EXHIBIT
  NO.            DESCRIPTION

99.1             Amdocs Press Release dated April 6, 2000

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  AMDOCS LIMITED


Date: April 11, 2000                              /s/ Thomas G. O'Brien
                                                  -----------------------------
                                                  Thomas G. O'Brien
                                                  Treasurer and Secretary
                                                  Authorized U.S. Representative

                                  EXHIBIT INDEX


EXHIBIT
   NO.            DESCRIPTION

99.1              Amdocs Press Release dated April 6, 2000

                                                                   Exhibit 99.1
Amdocs Limited Completes Acquisition of Solect

Combination Creates Unmatched Business Systems Solution for Communications and Internet Services

ST. LOUIS, Miss.--(BUSINESS WIRE)--April 6, 2000--Amdocs Limited (NYSE:DOX - news), the leader in customer care, billing and order management solutions for the communications industry, today announced the completion of its previously announced acquisition of Solect Technology Group Inc., a leading provider of IP customer care and billing software.

Avi Naor, CEO of Amdocs Management Limited, commented, "This merger establishes the industry's most complete business systems solution for communications and Internet service providers. Amdocs' expanded solution covers all wireline, wireless, IP and convergence services, provides full scalability, and includes comprehensive project delivery and service capabilities. The uniqueness of this offering is generating tremendous interest in the market, and has already resulted in important new customer wins."

Naor added, "The integration of Amdocs and Solect is progressing smoothly. Solect's employees have outstanding knowledge of IP systems, and this is already having a significant impact as we plan together to meet our future business goals. Teams from both companies are working very closely and positively together. There is an excellent fit in corporate cultures, which we see reflected in the enthusiasm of Solect employees as they respond to the new professional challenges and opportunities for growth that are continually emerging when working for a highly successful market leader like Amdocs."

As a result of the merger, which was approved by Solect's shareholders at a special meeting, Solect has become a subsidiary of Amdocs. The holders of Solect's common shares have received a new class of exchangeable shares of Solect that are exchangeable at any time, share for share, for ordinary common shares of Amdocs. Certain shareholders representing over 80% of Solect's outstanding share capital have agreed not to sell portions of their shares in Amdocs for periods ranging three months to one year after closing.

Solect's IAF Horizon is the world's leading carrier-grade billing, customer care and service management software for next generation service providers including wireless and ASPs. Solect has over 60 installations globally for ISP, ASP and broadband players.

About Amdocs

Amdocs is a leading provider of customer care, billing and order management solutions for communications and Internet services. Amdocs has an unparalleled success record in project delivery of its mission-critical products. Human resources of more than 5,600 information systems professionals are exclusively dedicated to the communications industry. Amdocs has an installed base of more than 300 successful projects in more than 75 major communications companies throughout the world. For more information visit our Web site at www.amdocs.com.

This news release may contain certain forward-looking statements relating to the future performance of Amdocs Ltd. and ITDS. The forward-looking information is within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934, and subject to certain risks and uncertainties, and actual results may differ materially. These risks and uncertainties are described in greater detail in Amdocs' filings with the Securities and Exchange Commission.

Contact:

     Amdocs Limited
     Thomas G. O'Brien, 314/212-8328
     info@amdocs.com
         or
     Porter Novelli
     Dan Ginsburg, 212/601-8020
     212/601-8101 (fax)
     dginsburg@porternovelli.com